(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL SEC FILE NUMBER 001-13113 CUSIP NUMBER 79377W108

For Period Ended: January 29, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Saks Incorporated

Full Name of Registrant

Former Name if Applicable

750 Lakeshore Parkway

Address of Principal Executive Office (Street and Number)

Birmingham, Alabama 35211

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company does not anticipate that it will be able to file its Annual Report on Form 10-K for the fiscal year ended January 29, 2005 ( “2004 10-K”) by the prescribed due date. The Company intends to file the 2004 10-K as promptly as practicable, but does not expect that such filing will be made by its April 29, 2005 extended deadline.

The Company has previously disclosed an Audit Committee-led internal investigation relating to vendor allowances (among other things). Separately, the Company previously disclosed that it was addressing certain operating lease accounting issues and determined that it is required to correct accounting errors related to its previously recorded operating leases.

In light of the cumulative impact that the vendor allowance and operating lease matters would have to fourth quarter fiscal 2004 financial results, the Company previously disclosed that it expects to restate its financial statements for fiscal 1999 through the third quarter of fiscal 2004 and that the financial statements for these periods should no longer be relied upon.

The Company’s inability to file its 2004 10-K in a timely manner relates to the previously disclosed internal investigation, which is continuing. Initially, the principal focus of the investigation concerned the alleged improper collections of markdown allowances and the 2002 internal investigation. The investigators are now also examining related accounting and financial matters that have arisen during the course of the investigation. As a result of the investigation, the Company has been unable to complete the financial statements for fiscal 2004, the restatement and the related work on internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.

The internal investigation is not expected to be completed sufficiently in advance of the end of April to allow the Company to complete the work necessary to file the 2004 10-K by the April 29, 2005 extended deadline, and it is possible that the investigation will not be completed by the end of April. After the completion of the internal investigation, the time required to complete the financial statements and restatement, the work on internal controls and, consequently, the audit and the filing of the 2004 10-K will be a function of whether or not any individual with direct responsibility for accounting and financial reporting matters has been found to have acted improperly in the matters under investigation. If there is no such finding, then the 2004 10-K could be filed relatively promptly following completion of the investigation (unless delayed for other reasons). If there is such a finding, then the 2004 10-K would not likely be available before July 2005 and the first quarter 2005 10-Q would also likely be delayed.

At the time of the Company’s initial disclosure of the internal investigation, the Company indicated that, if appropriate, personnel actions would be taken with respect to any individual found to have acted improperly. The internal investigation has not yet been completed, and no final determinations have been reached regarding personnel involved in any of the matters under investigation, although certain individuals who are not “executive officers” as defined by the rules of the Securities and Exchange Commission (“SEC”) have been placed on administrative leave.

Management has concluded that the Company’s controls over the selection and application of its accounting policies related to leasehold improvements and tenant allowances and purchase discounts received from vendors were, as of January 29, 2005, ineffective to ensure that such transactions were recorded in accordance with accounting principles generally accepted in the United States of America. Specifically, the deficiency in the Company’s controls over the selection and application of its accounting policies failed to identify misstatements in property and equipment, deferred rent liabilities, rent expense, depreciation expense, cost of goods sold and inventory, which resulted in restatements of the Company’s 2003 and 2002 annual consolidated financial statements and 2004 and 2003 interim consolidated financial statements.

This control deficiency could result in a misstatement of the aforementioned accounts that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. The presence of this material weakness will cause management to conclude that its internal controls over financial reporting are ineffective and will cause its external auditors to issue an adverse opinion on the effectiveness of such internal controls. Additionally, the Company may have additional material weaknesses as a result of the above mentioned investigation and upon conclusion of management’s 404 assessment.

As a result of the delay in the filing of the 2004 10-K, the Company will postpone its annual meeting of shareholders, currently scheduled to be held on May 31, 2005. The Company expects to hold its annual meeting of shareholders as soon as practicable following the filing of its 2004 10-K.

As of April 14, 2005, the Company had outstanding $990 million of senior notes and $230 million of senior convertible notes. Additionally, the Company has an $800 million senior secured revolving credit facility under which, as of such date, there were no principal borrowings outstanding and $124 million of letters of credit issued and outstanding. As of such date the Company had $320 million of cash on hand.

Under the indentures governing the Company’s senior notes and senior convertible notes and the Amended and Restated Credit Agreement for the revolving credit facility, the Company must file 10-K and other periodic reports with the Securities and Exchange Commission (“SEC”) and furnish copies to the trustees and the noteholders under its indentures and each lender under the revolving credit facility. Each of the Company’s senior notes indentures and the senior convertible notes indenture also contains a cross-acceleration provision under which the acceleration of other Company indebtedness in amounts of at least $50 million would permit the acceleration of the indebtedness that is subject thereto. Similarly, the Amended and Restated Credit Agreement for the revolving credit facility contains a cross-default provision that provides that the Company’s default on indebtedness in amounts of at least $20 million would constitute a default under the Amended and Restated Credit Agreement.

Because the Company does not expect to file its 2004 10-K by the extended deadline, the Company will not be in compliance with its indentures, but that non-compliance will not result in an automatic event of default or the acceleration of the notes. Unless holders of a majority of each series of notes waive compliance with the filing and delivery requirement, however, either the trustee under any of the indentures or the holders of at least 25% of the outstanding principal amount of any such series of notes would have the right to accelerate the maturity of that series of notes if the Company failed to file and deliver its 2004 10-K within 60 days after written notice of such default. If the Company receives a notice of default, the Company intends to seek waivers from the holders of each series of notes. There can be no assurance that the Company would obtain any such waivers if and when sought. If maturity of any series of notes were accelerated, the holders of each other series of notes would also have a right to accelerate the maturity of that series of notes if such acceleration of the initial series of notes is not discharged within 10 days. In the event of the acceleration of any series of notes, the Company might not be able to pay the amounts due and such acceleration would have a material adverse effect on the Company’s financial condition and liquidity.

The lenders under the Company’s Amended and Restated Credit Agreement have waived any event of default thereunder which may arise by virtue of the Company’s failure to deliver to the lenders the financial statements to be included as part of the 2004 10-K.

The disclosure of the matters referred to in this Form 12b-25 could cause one or more of the Company’s merchandise vendors to restrict or eliminate customary trade credit terms for the Company’s future merchandise orders, which could require the Company to pay cash or secure letters of credit for such orders. If a significant number of vendors were to take such actions, the Company’s liquidity position could be materially adversely affected.

The Company also expects that a delay in filing its 2004 10-K past the extended deadline will compel the Company to suspend the use of any prospectus under its currently effective registration statement covering resales of its senior convertible notes (and the shares of common stock issuable upon their conversion). Under the terms of a registration rights agreement between the Company and the holders of the senior convertible notes, such a suspension (or if the registration statement ceases to be effective for the prescribed periods) would require, if such suspension or failure to be effective extends beyond certain limited time periods, the Company to pay “liquidated damages” to the holders of the senior convertible notes. The liquidated damages start at an annual rate of .25% and after 90 days increase to .50%.

The Company’s delay in filing its 2004 10-K is expected to cause non-compliance with the information delivery requirements and other related provisions in the agreements governing the Company’s proprietary credit card strategic alliance with Household Bank (SB), N.A., now known as HSBC Bank Nevada, N.A. HSBC Bank Nevada, N.A. has waived any breach of any of the agreements governing the strategic alliance that may arise by virtue of the Company’s failure to deliver the financial statements to be included in the 2004 10-K.

Also as previously disclosed, the Company voluntarily informed the SEC of the Audit Committee’s internal investigation, the SEC opened an informal inquiry and the SEC subsequently notified the Company that the SEC issued a formal order of private investigation. The Company is continuing to cooperate fully with the SEC.

The Company is notifying the SEC and the New York Stock Exchange of the delay in filing of its 2004 10-K and intends to cooperate fully with the SEC and NYSE. The Company cannot predict at this time what actions the SEC or the NYSE will pursue.

Forward-looking Information

The information contained in this Form12b-25 that addresses future results or expectations is considered “forward-looking” information within the definition of the Federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” and “point.” The forward-looking information is premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.

The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties. These risks and uncertainties include such factors as: the level of consumer spending for apparel and other merchandise carried by the Company and its ability to respond quickly to consumer trends; adequate and stable sources of merchandise; the competitive pricing environment within the department and specialty store industries as well as other retail channels; the effectiveness of planned advertising, marketing, and promotional campaigns; favorable customer response to increased relationship marketing efforts of proprietary credit card loyalty programs; appropriate inventory management; effective expense control; successful operation of the Company’s proprietary credit card strategic alliance with HSBC Bank Nevada, N.A.; geo-political risks; changes in interest rates; the ultimate outcome and timing of the Audit Committee’s internal investigation and the consequences thereof; and the delay in the filing with the SEC of the Company’s Form 10-K for the fiscal year ended January 29, 2005 and the consequences thereof. For additional information regarding these and other risk factors, please refer to Exhibit 99.1 to the Company’s Form 10-K for the fiscal year ended January 31, 2004 filed with the SEC, which may be accessed via EDGAR through the Internet at www.sec.gov.

Management undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons are advised, however, to consult any further disclosures management makes on related subjects in its reports filed with the SEC and in its press releases.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

R. Brad Martin	(205)	940-4000
(Name)	(Area Code)	(Telephone Number)
2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following is an explanation of certain anticipated changes in results of operations from the Company’s fiscal year ended January 31, 2004 that the Company anticipates at this time will be reflected by the earnings statements to be included in the 2004 10-K. The following information was extracted from the press release dated March 4, 2005 attached as Exhibit 99.1 to Company’s Current Report on Form 8-K (Date of Report March 4, 2005) furnished to the SEC on March 4, 2005.

The Company operates two business segments, Saks Department Store Group (“SDSG”) and Saks Fifth Avenue Enterprises (“SFAE”). SDSG consists of the Company’s department stores under the Parisian, Proffitt’s, McRae’s, Younkers, Herberger’s, Carson Pirie Scott, Bergner’s, and Boston Store nameplates and Club Libby Lu specialty stores. SFAE is comprised of Saks Fifth Avenue luxury department stores, Saks Off 5th outlet stores, and saks.com.

Current and prior period amounts cited below have been adjusted for the estimated impact of the expected restatement of the Company’s financial statements attributable to improper collections of vendor markdown allowances and operating lease accounting errors. For additional details please refer to the Company’s press release dated March 3, 2005, which is included as Exhibit 99.1 to the Company’s Current Report on Form 8-K (Date of Report March 3, 2005), including the press release dated March 3, 2005 attached as Exhibit 99.1 thereto, filed with the SEC on March 4, 2005.

Overview of Results

For the year ended January 29, 2005, the Company recorded net income of $60.9 million, or $.42 per share, compared to net income of $80.0 million, or $.56 per share, last year. The current year included net charges of $22.8 million (net of taxes), or ($.16) per share, primarily related to store closings (principally at SFAE), partially offset by a tax credit. The prior year included net charges of $6.7 million, or ($.05) per share.

Operating income (loss) by segment (in millions) was as follows:

	Year Ended
	Jan. 29, 2005	Jan. 31, 2004
SDSG	$157.8	$180.0
SFAE	125.0	104.7
Items not allocated	(87.8)	(61.7)

Total	$195.0	$223.0

Items not allocated to the business segments are comprised of the cost of services performed on behalf of the entire company and those items not considered by corporate management in assessing segment operating performance, such as impairments, gains or losses on long-lived assets, store closing charges, and certain severance costs.

Full Year Performance

On a consolidated basis, total sales grew 6.3% in 2004. Comparable store sales increased 5.3%. The consolidated gross margin rate was essentially flat with the prior year. The year-over-year decline in net income primarily related to charges associated with store closings and the investment in certain strategic initiatives.

SDSG’s operating income for 2004 declined by 12% to $157.8 million from $180.0 million in the prior year. Comparable store sales grew 1.6%, and the gross margin rate was relatively flat year-over-year. This performance was more than offset by a modest deterioration in SG&A expense leverage, partially related to investments in supply chain management initiatives.

SFAE’s operating income for 2004 increased 19% to $125.0 million from $104.7 million last year. Comparable store sales increased 10.8%, and gross margins improved slightly. SG&A expenses climbed principally as a result of the investments in key strategic initiatives and certain costs related to organizational changes.

Other Comments

Inventories at January 29, 2005 totaled $1.53 billion, a 5.6% increase over the prior year end. Comparable store inventories increased approximately 2% over last year.

For the year, the Company purchased 6.2 million shares for a total cash outlay of approximately $79 million. There are approximately 15.7 million shares of remaining availability under the Company’s repurchase authorization.

The Company ended the fiscal year with approximately $257 million of cash on hand and no principal borrowings on its $800 million revolving credit facility. For the year, the Company retired $143 million of senior notes at maturity and issued $230 million of convertible debt in March 2004.

Saks Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 14, 2005	By	/s/ R. Brad Martin
Chairman and Chief Executive Officer